FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.                   Name and Address of Company

PLATINUM GROUP METALS LTD. (“Platinum Group”)
328 – 550 Burrard Street Vancouver BC, V6C 2B5
Telephone:  (604) 899-5450     Facsimile:    (604) 484-4710

Item 2.                   Date of Material Change  September 15, 2008

Item 3.                   News Release: A news release was disseminated on September 15, 2008 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Ontario and Quebec Securities Commissions.

Item 4.                   Summary of Material Change

Platinum Group is creating a new exploration joint venture adjoining the Xstrata PLC Eland platinum project area at the eastern end of the prolific western Bushveld complex in South Africa.  Platinum Group has been granted an 82.9 square kilometre mineral rights position by filing prospecting permit applications with the Department of Minerals and Energy.  A further 27.72 square kilometers have also been applied for and are pending review and approval.  A new platinum company, Sable Platinum (Pty.) Ltd., based in Johannesburg, has the right to earn a 51% interest in the joint venture by spending 51 million rand (approximately US$6.2 million) in exploration costs over five years.  A private empowerment group will hold 26% and Platinum Group will operate the exploration program and retain a 23% interest when the earn-in is complete.

Item 5.	a.) Full Description of Material Change:

Platinum Group is creating a new exploration joint venture adjoining the Xstrata PLC Eland platinum project area at the eastern end of the prolific western Bushveld complex in South Africa.  Platinum Group has been granted an 82.9 square kilometer mineral rights position by filing prospecting permit applications with the Department of Minerals and Energy.  A further 27.72 square kilometers have also been applied for and are pending review and approval.  A new platinum company, Sable Platinum (Pty.) Ltd. (“Sable”) has been formed by Allan Hocretier (Pty.) Ltd., a mining corporate finance company, based in Johannesburg, headed up by James Allan and renowned platinum analyst Rene Hochreiter.  Sable has the right to earn a 51% interest in the joint venture by spending 51 million rand (approximately US$6.2 million) in exploration costs over five years.  A private empowerment group will hold 26% and Platinum Group will operate the exploration program and retain a 23% interest when the earn-in is complete.

The platinum-bearing layers of the western Bushveld complex are known to extend across the property position.  A highly fragmented surface rights and mineral rights situation with hundreds of owners had inhibited work in the past.  The Mineral and Petroleum Resources Development Act (No. 28 of 2002) (“MPRDA”) converted this area into 100% state ownership, just as it is in most mining jurisdictions.  In this way the MPRDA is providing new opportunity to the industry, exactly as intended.

The initial phase of fieldwork to target areas for drilling has started.  Drilling is expected to commence before the end of the year.

b.) Disclosure for Restructuring Transactions N/A

Item 6.	Reliance on subsection 7.1 of national Instrument 51-102	N/A

Item 7.                   Omitted Information  N/A

Item 8.                    Executive Officer: The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO   Phone: (604) 899-5450

Item 9.	Date of Report: September 22, 2008